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================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                                     AVIRON
                            (NAME OF SUBJECT COMPANY)

                                     AVIRON
                      (NAME OF PERSON(S) FILING STATEMENT)
                             ----------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                             ----------------------

                                   0537 62100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ----------------------


                                 C. BOYD CLARKE
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                     AVIRON
                           297 NORTH BERNARDO AVENUE
                         MOUNTAIN VIEW, CALIFORNIA 94043
                                 (415) 919-6500

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                                AND COMMUNICATION
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                             ----------------------

                                WITH A COPIES TO:

ALAN C. MENDELSON, ESQ.                                FERDRICK W. KANNER, ESQ.
 PETER F. KERMAN, ESQ.                                  RICHARD D. PRITZ, ESQ.
135 COMMONWEALTH DRIVE                                   DEWEY BALLANTINE LLP
 MENOL PARK, CA 94025                                1301 AVENUE OF THE AMERICAS
    (650) 328-4600                                        NEW YORK, NY 10019
                                                            (212) 259-8000

                             ----------------------

         [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                        MEDIMMUNE/AVIRON CONFERENCE CALL
                                  PROJECT APPLE
                                DECEMBER 3, 2001

Speakers:      David M. Mott, MedImmune's CEO
               C. Boyd Clarke, Aviron's CEO and Chairman
               James F. Young, PhD, MedImmune's President, R&D

Time:          9 a.m. EST

Location:      Mr. Mott's and Mr. Clarke's office

Replay         Available at 11a.m. 12/3/01 until midnight. on 12/10/01

Webcast        Live and archived until 12/10/01

Call-in No.    Speakers:  913-981-5522
               Participants -- 913-981-5523

Replay No.     (719) -- 457-0820
               Replay passcode: 459628

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Conference call operator: Provides a general introduction and instructions to attendees and then turns the call over to Lori Weiman, Senior Director, Corporate Communications. (The participants will be in listen only mode.)

Weiman: Good morning everyone, and welcome to MedImmune's and Aviron's conference call to discuss the acquisition of Aviron by MedImmune. Let me start by introducing the speakers of today's

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conference: with me here in Maryland are Mr. David Mott, MedImmune's Chief
Executive Officer and Dr. Jim Young, MedImmune's President of Research and Development. Also joining, from his office in Mountain View California is Mr. C. Boyd Clarke, the Chief Executive Officer and Chairman of Aviron. During this conference call, we will discuss the fundamentals of the new relationship forged between Aviron and MedImmune, as announced this morning, as well as the business outlook for the combined organization going forward. Let me remind you that in this call, management may present, in addition to historical information, forward-looking statements. As you know, forward-looking statements involve substantial risks and uncertainties that reflect management's current views that are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. Further, there can be no assurance


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that the offer and merger will close or that will it be integrated successfully or without unanticipated costs.

Aviron stockholders and other investors are urged to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which will be filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Aviron with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are also available free of charge by contacting the investor relations departments at either Medimmune or Aviron.

And now, I would like to introduce David Mott, MedImmune's chief executive officer for a review of today's announcement.

MOTT: Thank you, Lori. Good Morning. I am very pleased to be able to present to you a transaction which I believe provides a tremendous

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opportunity for both MedImmune's and Aviron's shareholders. Let me begin by describing the structure and terms of the transaction. MedImmune and Aviron have entered into a definitive merger agreement under which MedImmune will acquire Aviron through an exchange offer and merger transaction. This transaction offers
1.075 MedImmune shares for each Aviron share. Based upon MedImmune's closing price of $44.10 on Friday, November 30, 2001, this transaction values Aviron at $47.41 per share, or approximately $1.5 billion, net of cash.

This merger is an excellent strategic fit, combining the infectious disease, respiratory disease, vaccine and pediatric capabilities of two biotech leaders. MedImmune is in a unique position to assess the risks and opportunities at Aviron and to assist the existing team at Aviron in maximizing the commercial opportunity for FluMist and the other vaccines in development. As many of you know, MedImmune's roots lie in the vaccine business. In fact, our original name, when the company was founded in 1987, was Molecular Vaccines. Our unique abilities to assess and execute reside in several areas. First, our President of research and development, Dr. Jim Young, is by training a flu virologist. In addition to completing his Ph.D. in Virology, Jim did his post doctoral work in the lab of Dr. Peter Palese, one


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of the scientific founders of Aviron. Second, in Drs. Frank Top and Ed Connor,
MedImmune has two of the most experienced clinical researchers in the world in infectious disease, respiratory disease, pediatrics and vaccines. Third, as many of you know, MedImmune hired Dr. Peter Patriarca as our new VP of Regulatory Affairs in August. In addition to being a pediatric infectious disease expert, Peter joins us from the FDA where he was most recently Director of the Division of Viral Vaccines responsible for reviewing FluMist for the FDA. Fourth, our VP of Marketing, Jeff Hackman, prior to joining MedImmune was Director of Marketing for Aventis Pasteur, with responsibility for the number one flu vaccine on the market. And finally, I believe our biologics process development and manufacturing expertise, led by Dr. Gail Wasserman and Ed Goley, are well established to be among the best in the industry.

It is with the unique insights and experience of this team that we have concluded that FluMist is a very important medical product which will have a significant positive impact on public health, has a very good chance of being approved for the 2002 flu season, and has the potential to be over a $1 billion dollar product in the U.S. alone.


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This transaction is also an excellent financial fit for MedImmune. We are issuing shares representing approximately 14% of MedImmune to Aviron shareholders. We expect the transaction to be dilutive in 2002, but neutral to 2003 cash EPS before the impact of amortization of intangibles and other deal related costs. We expect the transaction to provide double digit accretion in 2004 through 2006. This transaction should significantly accelerate our revenue and earnings growth through 2006, with compound annual growth in revenue and earnings from 2003 through 2006 of over 25% and 30%, respectively. Our goal is to achieve over $2.1 billion in revenues and over $2.50 in diluted earnings per share in 2006.

Finally, we believe that this transaction creates a premiere biotech company with two products in Synagis and FluMist which each have the potential to generate over $1 billion dollars a year in end-user sales. We have a tremendous combined pipeline with three products in phase 3, five products in phase 2 and a broad portfolio of earlier stage monoclonal antibody and vaccine products. Most importantly, we have a proven track record for delivering product approvals, manufacturing scale-up, commercial success and financial results. As a shareholder of both companies, I think this is a great deal, I hope you do too!


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At this point I would like to hand over the call to Boyd.

BOYD CLARKE AND AVIRON'S POINT OF VIEW

Thank you Dave, and welcome everyone, particularly the Aviron shareholders, to this joint conference call. We at Aviron are extremely pleased to be joining forces with MedImmune. They have truly proven themselves to be an industry leader across the spectrum of drug discovery, development, manufacturing and marketing, and we believe this transaction allows us to leverage their expertise and credibility to take our technology and assets to the next level, offering important synergies and outstanding opportunities for long-term growth. We have always been confident in our ability to secure licensure of FluMist. However, we believe that this transaction with MedImmune offers the most rapid and effective way to transform our enterprise into a commercial force. Hence, while we expect MedImmune's capabilities to offer assistance in all of our current areas of focus, including clinical, research, and regulatory affairs, in areas such as process development and manufacturing, the merger will accelerate our ramp-up of production of FluMist following launch. MedImmune's recent accomplishments in setting new industry standards in enhancing production


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efficiency and yields, shows they have the knowledge and dedication necessary to help us achieve our goals of delivering FluMist to the marketplace.

We are encouraged by the commitment of MedImmune's management to the future success of our technology. Their belief in the ultimate deliverability of products from our pipeline parallels our own. The commonality of interest in the targets we are pursuing in our earlier stage pipeline is also quite apparent. In the areas of cytomegalovirus and respiratory syncytial virus in particular, MedImmune obviously has tremendous knowledge of these areas which can benefit our programs.

We believe our shared vision of future success and the synergies shared between the two companies will offer substantially greater opportunities to all of Aviron's constituents, including patients, healthcare providers, our employees, and our shareholders. We intend to work closely with MedImmune to ensure a smooth and easy transition, and look forward to integrating our activities into one, common mission for long-term growth. I hope you share our excitement for the possibilities this merger affords both parties.

Finally, I would like to say how proud I am of the accomplishments of our team at Aviron over the two years during which I have had the opportunity to work with them. I know this team will contribute significantly to the future growth and success of MedImmune. I look forward as a shareholder to realizing the long-term benefits of this powerful combination.

With that, I would like to now turn the microphone over to Jim Young.

JIM YOUNG AND THE PIPELINE UPDATE

Thanks Boyd. I would like to start off by telling you how excited I am about the merger and just take a few minutes to discuss the synergies of our two company's scientific, clinical, development and manufacturing capabilities, highlighting how Aviron's technology and capabilities further strengthen our future product potential. On a personal note, I would also like to say how thrilled I am to get back into working on influenza virus where I began my research career.

FluMist is really an incredible product, a major medical advance with the potential to have a significant impact on public health. What makes it unique is that it's administered in a very user-friendly mode, without


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injection like the traditional flu vaccines -- it's simply sprayed into the nose with little discomfort. It also opens up the potential for flu immunization beyond the traditional high-risk population, the very young, the very old or individuals with underlying medical problems, to all HEALTHY individuals and provide them protection against the most common cause of medically attended acute respiratory illness.

        In the clinical studies, the product was shown to reduce influenza disease by 93% and to provide significant cost-benefit advantages. Aviron has executed an outstanding clinical program with studies in over 20,000 subjects. We are very eager to begin working with the Aviron team and the FDA to make the product available to healthcare providers and build on the solid base that's already been established with the product. We already have an incredible clinical team with expertise in infectious disease, pulmonology and pediatrics in place at MedImmune that can immediately step in and add value to the ongoing development program.

As many of you may recall, FluMist was reviewed by the Vaccines and Related Biologics Advisory Committee of the FDA this past summer. They found that a review of the clinical data strongly supported the efficacy of the product but that there were still several open issues related to its safety in


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certain patient populations. These concerns were also echoed in the complete response letter issued to the company by the FDA at the end of August. Over the past several weeks, as part of our due diligence we have had the opportunity to review the Company's draft responses to the FDA as well as new data from addition clinical studies that we are confident addresses the issues that were raised. We have enjoyed an outstanding relationship with the FDA over the past several years and believe it is important to work closely with them to be sure that all issues are addressed appropriately.

We have also had the opportunity to tour the Aviron facilities that produce the product in California, England and Pennsylvania. Their team has done a terrific job in putting together a first class operation to manufacture the product which is quite impressive. We believe that we can apply our experienced biologics production resources to gain further advances in manufacturing efficiencies and yields and to expand current capacities to enhance the commercial potential of the product.

In closing I'd also like to make a few comments about the R&D fit between the two companies. By overlaying Aviron's pipeline with our own, it's easy


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to see substantial synergies and complementarities in our programs. MedImmune has ongoing efforts in developing vaccines against E.coli to prevent urinary tract infections, Strep pneumonia and human papillomavirus. Aviron has ongoing programs to develop vaccines against Epstein Barr Virus which causes mononucleosis, herpes simplex virus, parainfluenzavirus type 3, cytomegalovirus, a virus for which we already have a product on the market, CytoGam, and RSV -- a virus that we are probably more experienced in doing clinical trials with than anyone in the industry. So overall, the fit is striking, almost uncanny. Not only does Aviron's pipeline match up nicely with our medical and scientific expertise, their pipeline also adds some later-stage developmental opportunities to our product mix, with the frozen FluMist product in the regulatory review stage, the liquid version of FluMist in Phase III, and their parainfluenzavirus and EBV vaccines in Phase II. We find these synergies very compelling, and look forward to incorporating our capabilities into the development process for each of these new programs.

Let me now turn the presentation back to David.

DAVID MOTT CONCLUSIONS

I'd like to close by making just a few points.


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        1.      We believe this transaction offers tremendous value to both sets of shareholders.

        2.      We believe that FluMist will be a blockbuster product.

        3. We are impressed with the people and facilities we have come to know at Aviron and look forward to welcoming the Aviron employees to MedImmune.

At this point, I'd like to thank you for your attention and the team here would be happy to entertain any questions you may have.

Q&A

IMPORTANT INFORMATION

Aviron stockholders and any potential investors in Aviron are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to exchange, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Aviron stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by MedImmune and Aviron with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by Aviron stockholders without cost to them from MedImmune and Aviron.